

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 5, 2007

via U.S. mail and facsimile

Francis S. Blake
Chairman and Chief Executive Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

RE: The Home Depot, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2007
Filed March 29, 2007
File No. 1-8207

Dear Mr. Blake:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Francis S. Blake
The Home Depot, Inc.
June 5, 2007
Page 2

Form 10-K for the Fiscal Year Ended January 28, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Summary and Selected Consolidated Statements of Earnings Data, page 20

1. We note during fiscal year 2006 that you made a number of acquisition that increased HD Supply's total assets from $4.5 billion in fiscal year 2005 to $10 billion at the end of fiscal year 2006. We further note that during February 2007 you decided to begin evaluating strategic alternatives for HD Supply. Given that you have more than doubled your HD Supply business within the last year, please revise your disclosure in future filings for the evaluation of strategic alternatives to give investors insight as to the factors and circumstances prompting the need for such an evaluation.

Results of Operations, page 22

2. In future filings, please quantify the impact new store sales has had on net sales for each period presented. If new store sales are impacting net sales at a greater or lower rate, please also provide an analysis as to why this trend is occurring. Refer to Item 303(A)(3) of Regulation S-K for guidance.

3. We note that you attribute the decline in gross profit margin to the lower margin HD Supply segment without any reference to the impact your retail segment has had on your gross profit margin. Please ensure that you are discussing all material factors impacting gross profit margin in future filings. If the retail segment gross profit margin is flat for each period presented, you should consider including a discussion and analysis of the factors impacting the retail segment's static trends. In this regard, we note that fiscal year 2006 is the only reported decline in gross profit margin for fiscal years 2006 – 1997. Please refer to Item 303 of Regulation S-K and Section 501 of the Financial Reporting Codification for guidance.

4. We note that you have identified operating income as your segment profit measure. In future filings, please include a discussion and analysis of operating income for your segments in accordance with Item 303(A) of Regulation S-K.

Critical Accounting Policies, page 29

5. We note that the majority of your assets are comprised of property, plant and equipment and goodwill. We further note that you have not recognized a material impairment charge during any of the three fiscal years presented. However, we assume that when you perform your annual goodwill impairment test or test your long-lived assets for impairment, as needed, you are making critical assumptions and

estimates impacting those impairment tests. As such, please either include testing of goodwill and long-lived assets for impairment as critical accounting policies in future filings, or tell us why you do not believe the tests do not involve critical assumptions and estimates that could materially impact your consolidated financial statements. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

6. Please revise your disclosure in future filings to state whether actual results for estimated losses related to shrink or swell of merchandise inventory has materially differed from your estimates. Please also include similar disclosure for your estimated liability for the ultimate cost of claims incurred for your self-insurance.

1. Summary of Significant Accounting Policies, page 38

Vendor Allowances, page 41

7. We note that you disclose advertising expenses on a net basis. In future filings, please revise your disclosure to state the amount of gross advertising expenses and co-op allowances including where you classify these amounts in your consolidated statement of earnings. Please refer to the letter sent to Carol B. Tome, Executive Vice President and Chief Financial Officer of The Home Depot, Inc., on November 7, 2003 from Leslie A. Overton, Associate Chief Accountant. Otherwise, please tell us your gross advertising expenses and co-op allowances for each period presented to demonstrate that these amounts are no longer material to your earnings before prevision for income taxes.

Impairment of Long-Lived Assets, page 42

8. We note your policy for recognizing an impairment of long-lived assets. Specifically, you state that you write down an asset to its net recoverable value if the recoverable amount is less than the carrying amount. Paragraph 7 of SFAS 144 states that an impairment loss is the amount by which the carrying amount exceeds fair value. Please confirm to us that net recoverable value, as stated in your policy, is the same as fair value. In future filings, please revise your policy to clarify that you comply with paragraph 7 of SFAS 144 in that an impairment charge would be based on the asset or group of assets' fair value.

10. Commitments and Contingencies, page 56

9. We note that you have not included specific disclosure for the numerous shareholder actions filed against you during the year and subsequent to January 28, 2007 but prior to your filing of your Form 10-K, as noted from your disclosure under Item 3 of your Form 10-K. Please confirm to us that you believe that any probable or reasonably

possible loss contingency for these actions is immaterial or that a material loss contingency is remote. Otherwise, please confirm to us that you will include disclosures required by paragraphs 9-12 of SFAS 5 in future filings. Refer to paragraphs 33-39 of SFAS 5 for additional guidance.

10. We further note that you have three environmental proceedings outstanding with potential monetary sanctions of $100,000 or more for which you have not included footnote disclosure. Please confirm to us that the probable and reasonably possible loss for each of these proceedings is immaterial or that you believe it is remote that you have incurred a material loss contingency for these proceedings. Otherwise, please include the disclosures required by paragraphs 9-12 of SFAS 5 and Question 2 of SAB Topic 5:Y in your future filings.

<u>Exhibit 31</u>

11. In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238, specifically the phrase, "(or persons performing the equivalent functions)," in item 5.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief